

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 11, 2016

Via E-Mail
Richard Bogan
Chief Executive Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, PA 16105

> **Re: Axion Power International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18, 2016**
> **File No. 001-36707**

Dear Mr. Bogan:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Reasons for Proposed Amendment, page 20

1.   Please tell us about all stock splits that you completed in recent years, and provide us your analysis of whether the splits achieved the intended, disclosed objectives or the objectives disclosed in your pending preliminary proxy statement. Also tell us the basis for your belief that this information need not be disclosed in the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jolie Kahn, Esq.